

16012444

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 26 2016

Washington DC
409

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-69478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crossroads Capital Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Newport Center Drive, Suite 150
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Virginia Voos, FINOP 770 923-9632
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RonaldBlue & Co.
(Name – *if individual, state last, first, middle name*)

1551 N. Tustin Avenue, Suite 1000	Santa Ana	CA	92705
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Virginia L. Voos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crossroads Capital Distributors, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP/CFO

Title

Notary Public


OFFICIAL SEAL
TIFFANY MESSENGER
Notary Public, Georgia
BARROW COUNTY
My Commission Expires
FEBRUARY 9, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RonaldBlue&Co.
CPAs and Consultants

CROSSROADS CAPITAL DISTRIBUTORS, LLC

FINANCIAL STATEMENTS WITH
INDEPENDENT AUDITORS' REPORT

December 31, 2015

CROSSROADS CAPITAL DISTRIBUTORS, LLC

FINANCIAL STATEMENTS WITH INDEPENDENT AUDITORS' REPORT

December 31, 2015

CROSSROADS CAPITAL DISTRIBUTORS, LLC

December 31, 2015

TABLE OF CONTENTS

RonaldBlue&Co.
CPAs and Consultants

INDEPENDENT AUDITORS' REPORT

To the Members
Crossroads Capital Distributors, LLC
Newport Beach, California

We have audited the accompanying statement of financial condition of Crossroads Capital Distributors, LLC (the Company) as of December 31, 2015, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained on pages 10 through 13 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 23, 2016

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

CROSSROADS CAPITAL DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash and cash equivalents	$	112,245
Prepaid expenses		64,646
Total assets	$	176,891

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable	$	74,195
Accrued expenses		3,810
Total liabilities		78,005
Members' equity		98,886
Total liabilities and members' equity	$	176,891

See accompanying notes and independent auditors' report

CROSSROADS CAPITAL DISTRIBUTORS, LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

Operating Expenses		
Fees and licenses	$	21,419
Insurance		3,925
General and administrative		1,553
Legal and professional		110,203
Total operating expenses		137,100
Loss before provisions for income taxes		(137,100)
Provision for income taxes		800
Net loss	$	(137,900)

See accompanying notes and independent auditors' report

CROSSROADS CAPITAL DISTRIBUTORS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2015

	Capital Contributions	Retained Earnings (Deficit)	Total
Balances at December 31, 2014	$ 86,503	$ (32,717)	$ 53,786
Net loss	-	(137,900)	(137,900)
Contributions	183,000	-	183,000
Balances at December 31, 2015	$ 269,503	$ (170,617)	$ 98,886

See accompanying notes and independent auditors' report

CROSSROADS CAPITAL DISTRIBUTORS, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

For the Year Ended December 31, 2015

For the year ended December 31, 2015, no subordinated liabilities or agreements exist in the financial statements of Crossroads Capital Distributors, LLC.

See accompanying notes and independent auditors' report

CROSSROADS CAPITAL DISTRIBUTORS, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

Cash flows from operating activities		
Net loss	$	(137,900)
Adjustments to reconcile net loss to net cash change in operating activities:		
Changes in:		
Prepaid expenses		(64,646)
Accounts payable		55,785
Accrued expenses		3,810
Net change in cash from operating activities		(142,951)
Cash flows from financing activities		
Members' contributions		183,000
Net change in cash from financing activities		183,000
Net change in cash		40,049
Cash and cash equivalents, beginning of year		72,196
Cash and cash equivalents, end of year	$	112,245
Supplemental disclosures of cash flow information		
Cash paid for:		
Income taxes	$	800
Interest	$	-

There were no investing activities, non-cash financing activities, or non-cash investing activities for the year ended December 31, 2015.

CROSSROADS CAPITAL DISTRIBUTORS, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2015

Note 1 – Summary of significant accounting policies

Organization and nature of business

Crossroads Capital Distributors, LLC (the Company), a Delaware limited liability company, was formed on August 26, 2009, and adopted a fiscal year of December 31. It maintains its principal and only active office in Newport Beach, California.

The Company is governed under a limited liability agreement, commencing on August 26, 2009, amended and restated as of January 1, 2014, and will terminate December 31, 2050.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of FINRA. Operations are pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 based on limited business activity and it does not hold customer funds or securities. The Company's business consists of the structure and distribution of financial products for sale through financial intermediaries, which products may include real estate, investment management, energy, infrastructure and other categories that may be packaged in marketable securities.

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

Income taxes

The provision for taxes and related asset or liability includes State of California income taxes.

The Company adopted the provisions of Accounting Standards Codification (ASC) 740-10-50, Accounting for Uncertainty in Income Taxes. The statement requires that a tax position be recognized or derecognized based on a 'more-likely-than-not' threshold. This applies to positions taken or expected to be taken in a tax return. The implementation of the statement had no impact on the Company's balance sheets and statements of income and retained earnings. The Company does not believe its financial statements include (or reflect) any uncertain tax positions.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Note 1 – Summary of significant accounting policies (continued)

Concentrations of credit risk

Credit risk

The Company maintains one bank account, the balance of which may, at times, be in excess of Federal Deposit Insurance Corporation (FDIC) limits. The Company has not experienced any losses in this account. Management does not believe that the Company is exposed to any significant credit risk in connection with cash and cash equivalents.

Note 2 – Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for a year after commencing business and then after that year 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1. Net capital and related capital ratio fluctuate on a daily basis; however, at December 31, 2015, the Company had net capital of $34,240, which was $24,489 in excess of its required minimum net capital of $9,751. The Company's aggregate indebtedness to net capital ratio was 227.82% at December 31, 2015.

Note 3 – Related party transactions

The Company entered into an expense sharing agreement with Crossroads Capital Insurance Services, Inc. (CCIS), under which CCIS would be responsible for the rent, shared services, and communication services of the Company. The Company reimburses CCIS according to the terms of the expense agreements. During the year ended December 31, 2015, the Company paid $20,605 for costs related to the expense agreements.

The Company entered into an expense sharing agreement with Crossroads Capital Management, LLC (CCM), under which CCM would be responsible for the rent, shared services, and communication services of the Company. The Company reimburses CCM according to the terms of the expense agreements. During the year ended December 31, 2015, the Company paid $2,095 for costs related to the expense agreements.

The Company is affiliated to CCIS, CCM and Crossroads Capital Group, LLC (CCG), through common ownership by its members.

Note 4 – Income taxes

The provision for income taxes for the year ended December 31, 2015, consisted of the following:

State	$ 800
Total	$ 800

The Company is subject to taxation in the United States and various states jurisdictions. As of December 31, 2015, the Company's tax year for 2014 is subject to examination by the tax authorities. Prior to January 1, 2014, the Company was a single-member limited liability company and disregarded for Federal tax purposes. As such, there were no filings prior to the tax year ended December 31, 2014.

Note 5 – Subsequent events

Management has evaluated subsequent events through February 23, 2016, the date on which the financial statements were available to be issued.

CROSSROADS CAPITAL DISTRIBUTORS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

Computation of net capital

Total member's equity	$	98,886
Deduct nonallowable assets		(64,646)
Net capital	$	34,240

Aggregate indebtedness

Items included in statement of financial condition:		
Various liabilities	$	78,005
Total aggregate indebtedness	$	78,005
Ratio: Aggregate indebtedness to net capital		227.82%

Computation of basic net capital requirement

Minimum dollar net capital required:		
Company	$	5,000
12-1/2% of total aggregate indebtedness		9,751
Minimum dollar net capital required		9,751
Net capital, as calculated above		34,240
Excess (deficit) net capital		24,489
Net capital less 120% of minimum net capital required		26,439
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	34,240

No material differences were noted between the Company's unaudited filing of Part IIA of the Focus Report and the computation of net capital noted above.

See independent auditors' report

CROSSROADS CAPITAL DISTRIBUTORS, LLC

STATEMENT UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

The audit disclosed no violation of financial, and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X-17a-5 Part IIA dated December 31, 2015, with the final audit report attached.

RonaldBlue&Co.
CPAs and Consultants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

To the Members
Crossroads Capital Distributors, LLC
Newport Beach, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Crossroads Capital Distributors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Crossroads Capital Distributors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Crossroads Capital Distributors, LLC's management is responsible for the Crossroads Capital Distributors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 23, 2016

CROSSROADS CAPITAL DISTRIBUTORS, LLC

SCHEDULE OF SIPC ASSESSMENT PAYMENTS

Crossroads Capital Distributors, LLC did not have any SIPC assessment payments during the year ending December 31, 2015.

RonaldBlue&Co.
CPAs and Consultants

February 23, 2016

To the Members
Crossroads Capital Distributors, LLC
Newport Beach, California

Crossroads Capital Distributors, LLC (the Company) is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) the Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) the Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Section k(2)(i), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board of the United States and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 23, 2016

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

RONBLUECPA.COM

CROSSROADS CAPITAL DISTRIBUTORS, LLC
BROKER DEALERS ANNUAL EXEMPTION REPORT

Crossroads Capital Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of l934, pursuant to paragraph (k)(2)(i) of the Rule.

The Company met aforementioned exemption provisions throughout the most recent year ended December 31. 2015 without exception.

I, Virginia Voos, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title:Financial and Operations Principal
January 28, 2016



February 23, 2015

Ronald Blue & Co. CPAs and Consultants, LLP
1551 N. Tustin Avenue, Suite 1000
Santa Ana, CA 92705

This representation letter is provided in connection with your audit of the financial statements of Crossroads Capital Distributors, LLC, which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of creditors and cash flows for the year then ended, and the related notes to the financial statements, for the purpose of expressing an opinion on whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

Except where otherwise stated below, immaterial matters less than $5,000 collectively are not considered to be exceptions that require disclosure for the purpose of the following representations. This amount is not necessarily indicative of amounts that would require adjustment to or disclosure in the financial statements.

We confirm that, to the best of our knowledge and belief, having made such inquiries as we considered necessary for the purpose of appropriately informing ourselves as of February 23, 2015:

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement dated August 28, 2015, for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP.
- The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America and include all disclosures necessary for such fair presentation otherwise required to be included by the laws and regulations to which the Company is subject.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- Significant assumptions used by us in making accounting estimates, including those measured at fair value, are reasonable.
- Related party relationships and transactions have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.
- All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed.
- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter.
- The effects of all known actual or possible litigation and claims have been accounted for and disclosed in accordance with U.S. GAAP.

130 Newport Center Drive, Suite 136, Newport Beach, CA 92660
Office 949.629.4330

- We have provided you with:
  - Financial records and related data.
  - Minutes from any committees or directors, or summaries of actions of recent meetings for which minutes have not been prepared.
  - Access to all information, of which we are aware that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters;
  - Additional information that you have requested from us for the purpose of the audit; and
  - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
- All transactions have been recorded in the accounting records and are reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud affecting the Company. We have disclosed to you all information that we are aware of regarding fraud or suspected fraud that affects the entity and involves:
  - Management;
  - Employees who have significant roles in internal control; or
  - Others when the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud, or suspected fraud, affecting the entity's financial statements communicated by employees, former employees, analysts, regulators, or others.
- We have disclosed to you all known instances of noncompliance or suspected noncompliance with laws and regulations whose effects should be considered when preparing financial statements.
- The Company has no plans or intentions that may materially affect the carrying values or classification of assets and liabilities.
- The following have been properly recorded or disclosed in the financial statements:
  - Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.
  - Guarantees, whether written or oral, under which the Company is contingently liable.
  - Significant estimates and material concentrations known to management that are required to be disclosed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 275, Risks and Uncertainties.
  - Arrangements with financial institutions involving compensating balance arrangements involving restrictions on cash balances and lines of credit, or similar arrangements
  - The following information about financial instruments with off-balance-sheet risk and financial instruments [including receivables] with concentrations of credit risk:
    - The extent, nature, and terms of financial instruments with off-balance-sheet risk.
    - The amount of credit risk of financial instruments with off-balance-sheet risk and information about the collateral supporting such financial instruments.
    - Significant concentrations of credit risk arising from all financial instruments and information about the collateral supporting such financial instruments.
  - Agreements to repurchase assets previously sold or resell assets previously purchased.
- We are not aware of any pending or threatened litigation and claims whose effects should be considered when preparing the financial statements and we have not consulted legal counsel concerning litigation or claims.
- We have disclosed to you the identity of the entity's related parties and all the related party relationships and transactions of which we are aware.


CROSSROADS CAPITAL DISTRIBUTORS

Ronald Blue & Co. CPAs and Consultants, LLP
1551 N. Tustin Avenue, Suite 1000
Santa Ana, CA

- There are no significant deficiencies or material weaknesses or material inadequacies at December 31, 2015, to the date of the auditor's report, in internal control over financial reporting and control activities for safeguarding securities, and the practices and procedures followed in:
  - making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule and the customer reserve computations required by paragraph (e) of 17 CFR 240.15c3-3(e) (The Customer Protection Rule)
  - making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by 17 CFR 240.17a-13
- Net capital computations, prepared by the Company during the period from January 1, 2015, through the date of the auditor's report, indicated that the Company was in compliance with the requirements of The Net Capital Rule (and applicable exchange requirements) at all times during the period.

To the best of our knowledge and belief, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to or disclosures in the aforementioned financial statements.


Ryan Gahagan, Finance and Operations


Phillip Meserve, President & CFO


Ginny Voos, Chief Compliance Officer

CROSSROADS CAPITAL DISTRIBUTORS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

CROSSROADS CAPITAL DISTRIBUTORS, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.